                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 12b-25                   SEC FILE NUMBER
                                                                  000-29211
                         NOTIFICATION OF LATE FILING             CUSIP NUMBER
                                                          ---------------------

(Check One):
    [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K [X] Form 10-Q   [ ] Form N-SAR

For Period Ended:          March 31, 2001
                           [ ] Transition Report on Form 10K
                           [ ] Transition Report on Form 20-F
                           [ ] Transition Report on Form 11-K
                           [ ] Transition Report on Form 10Q
                           [ ] Transition Report on Form N-SAR
                           For the Transition Period Ended____________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION:

DAC TECHNOLOGIES GROUP INTERNATIONAL, INC
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Full Name of Registrant

19955 NE 38TH COURT, #601,
--------------------------
Address of Principal Executive Office (Street and Number)

AVENTURA, FLORIDA 33180
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule12b-25(b) , the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Registrant has just completed the review of its books and records for the first quarter . Registrant is in the midst of drafting its March 31, 2001 10Q-SB and will make every attempt to file timely.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

         NAME                                 AREA CODE        TELEPHONE NUMBER
         ----                                 ---------        ----------------
         Allan M. Lerner, Esq.                 (954)             563-8111

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange 20Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

         Yes.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         No.

                   DAC TECHNOLOGIES GROUP INTERNATIONAL, INC.

Name of Registrant as Specified in Charter has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date: May 10, 2001               By:   /s/ ROBERT C. GOODWIN
                                       -----------------------------------
                                 DAC Technologies Group International, Inc.
                                 Chief  Financial Officer


                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).